SEC FILE NUMBER	000-10815
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CRS

For Period Ended: September 27, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Unified Grocers, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Sheila Street

Address of Principal Execution Office (Street and Number)

Commerce, CA 90040

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unified Grocers, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended September 27, 2014 (the “Annual Report”) within the prescribed time period for the following reason:

The Audit Committee of the Company, with the assistance of independent legal counsel, is conducting an investigation of issues relating to the setting of case reserves and management of claims by the Company’s insurance subsidiaries and related matters. The Company is unable at this time to predict when the investigation will be completed or whether the findings will have any impact on the Company’s 2014 consolidated financial statements, any consolidated financial statements previously filed, or the Company’s assessment of its disclosure controls and procedures or internal control over financial reporting.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Martin	323	264-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for fiscal 2014 reflected by the earnings statements to be included in the Annual Report will show an improvement from the results of operations for fiscal 2013. Both higher sales and lower expenses contributed to the improvement. Sales improved primarily due to higher sales with existing customers. Operating expenses declined primarily from changes to non-union pension and post-retirement benefit plans. Additional capital available under the revolving credit agreement remained constant at approximately $130 million.

The Company anticipates that the results of operations for fiscal 2014 will include the following:

Selected Consolidated Statement of Earnings (Loss) Items (unaudited)

(dollars in thousands)	For the 52 Weeks Ended
	September 27, 2014	September 28, 2013
Gross billings	$3,883,144	$3,742,706

Net sales	$3,770,738	$3,691,564
Distribution, selling & administrative expenses (net of depreciation & amortization)	244,834	259,538
Depreciation & amortization	26,985	24,512
Operating income[1]	13,870	4,474
Interest expense	11,287	12,803
Loss on early extinguishment of debt	—	9,788
Earnings (Loss) before estimated patronage dividends and income taxes	2,583	(18,117)
Estimated patronage dividends	(9,395)	(9,609)
Net (loss)	$(5,406)	($17,644)

Results of Operations by Segment (unaudited)

(dollars in thousands)	For the 52 Weeks Ended
	September 27, 2014	September 28, 2013
Wholesale distribution	$21,573	$11,761
Insurance	(7,713)	(7,732)
All other	10	445

[1]Operating income	$13,870	$4,474

The foregoing information is preliminary and unaudited and may be subject to change in the Annual Report when filed, including, without limitation, as a result of the Audit Committee investigation described above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning the possible outcome of the Audit Committee’s investigation and possible results of operations for fiscal 2014. Forward-looking statements often include words such as “believe,” “expect,” “project,” “potential,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that such expectations will be achieved, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors, including the results of the Audit Committee’s investigation, the ability of the Company to remediate any weaknesses in the operations of its insurance subsidiaries and any material weakness in its internal control over financial reporting and disclosure controls and procedures, and other factors disclosed from time to time in the Company’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date hereof. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Unified Grocers, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2014	By:	/s/ Richard J. Martin
Richard J. Martin Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)